ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

April 30, 2010	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust II (Registration Nos. 033-43089 and 811-06431)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust II (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 41 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on March 2, 2010 relating to Managers Short Duration Government Fund (“Short Duration Fund”), Managers Intermediate Duration Government Fund (“Intermediate Duration Fund”), Managers High Yield Fund (“High Yield Fund”), Managers Fixed Income Fund (“Fixed Income Fund”), Managers AMG Chicago Equity Partners Mid-Cap Fund (“Mid-Cap Fund”) and Managers AMG Chicago Equity Partners Balanced Fund (“Balanced Fund”) (each a “Fund” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Global Comments in Prospectuses

1.      Comment: Under “Summary of the Funds – Performance,” please consider reformatting the language in footnote one to the “Average Annual Total Returns as of 12/31/09” table as text rather than as a footnote.

Response: The requested change has been made.

2.      Comment: Under “Summary of the Funds – Tax Information,” please clarify, if accurate, that a shareholder may be taxed on withdrawals from an IRA, 401(k), or any tax-advantaged investment plan.

Response: The requested change has been made.

3.      Comment: For Funds that have an 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, please consider moving the disclosure stating that “[t]he Fund will provide shareholders with at least 60 days’ prior written notice of any change in this policy” to a new section in the Prospectus outside of the summary section.

Response: The requested change has been made.

4.      Comment: Under “Additional Information About the Funds,” please consider revising the heading “Summary of the Funds’ Principal Risks” by removing the term “Summary.”

Response: The requested change has been made.

5.      Comment: For Funds that charge a deferred sales charge, under “Summary of the Funds – Fees and Expenses of the Fund,” in the “Shareholder Fees” table, please consider removing the reference to Class A shares not charging a deferred sales charge for purchases under $1 million and instead include the 1.00% deferred sales charge for Class A share purchases in the table and include a footnote explaining that this deferred sales charge is only applicable to purchases of $1 million or more that are exchanged within 18 months of purchase.

Response: The Trust declines to make the requested change because it believes that disclosing a 1.00% deferred sales charge in the “Shareholder Fees” table would be confusing to shareholders, as this sales charge is only applicable in very limited circumstances. The Trust will, however, add a footnote disclosing the circumstances when a shareholder may be charged a deferred sales charge when redeeming Class A shares.

6.      Comment: For Funds that disclose U.S. Government Securities Risk, under “Summary of the Funds – Principal Risks,” please consider revising the Fund’s U.S. Government Securities Risk to comply with the standards set forth in the Letter to Craig Tyle, General Counsel, Investment Company Institute, from Paul Roye, Director, Division of Investment Management, SEC (Oct. 17, 2003).

Response: The requested change has been made by adding the following disclosure to the “Principal Risks” section: Obligations issued by some U.S. Government agencies, authorities, instrumentalities or sponsored enterprises, such as Government National Mortgage Association (“GNMA”), are backed by the full faith and credit of the U.S. Government, while obligations issued by others, such as Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”), and Federal Home Loan Banks (“FHLBs”), are not backed by the full faith and credit of the U.S. Government and are backed solely by the entity’s own resources or by the ability of the entity to borrow from the U.S. Treasury.

Short Duration Fund

7.      Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider disclosing the Fund’s duration in terms of years as opposed to months, as is currently disclosed in the Prospectus.

Response: The Trust believes that the disclosure in the “Principal Investment Strategies” section stating that the Fund typically seeks to match the duration of a portfolio that “invests exclusively in six-month U.S. Treasury securities on a constant maturity basis” adequately describes the duration of the Fund’s portfolio, and therefore the Trust declines to make the requested change.

Intermediate Duration Fund

8.      Comment: Please confirm supplementally that the Citigroup Mortgage Index is an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A or, alternatively, under “Summary of the Funds – Performance,” please include an appropriate broad-based securities market index in the Average Annual Total Returns table.

Response: The requested change has been made by also comparing the performance of the Fund against the Barclays Capital Aggregate Bond Index in the “Average Annual Total Returns as of 12/31/09” table.

High Yield Fund

9.      Comment: Under “Summary of the Funds – Investment Objective,” please delete the disclosure after “capital appreciation” regarding the Fund’s investments, because we believe this relates to the Fund’s investment strategy rather than its investment objective.

Response: The Trust generally takes the view that a Fund’s investment objective cannot be changed without prior approval of the Fund’s Board of Trustees. The Fund’s Board of Trustees will not have a regularly scheduled meeting until after the Fund makes its registration statement filing on or around April 30, 2010. The Fund’s adviser intends to raise the suggested change to the Fund’s investment objective for the Trust’s Board of Trustees’ consideration at a future meeting and, if the change is approved, the Trust will update the Fund’s prospectus accordingly. The Trust, therefore, declines to make the requested change at this time.

10.    Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” in the “Shareholder Fees” table, please include in the parenthetical under “Redemption/Exchange Fee” disclosure stating that the redemption fee applies to redemptions or exchanges occurring within ninety days of purchase.

Response: The requested change has been made.

11.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please confirm whether foreign investments are a principal investment strategy for the Fund, and if this is the case, please confirm why the Barclays Capital U.S. Corporate High Yield Index, which is comprised primarily of U.S. investments, is an appropriate performance benchmark for the Fund.

Response: The Trust notes that, while investing in securities of foreign issuers is a principal investment strategy for the Fund, the vast majority of the Fund’s investments are in U.S. securities, and therefore the Barclays Capital U.S. Corporate High Yield Index is an appropriate performance benchmark for the Fund.

12.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” in the second paragraph, please consider revising the list of the types of securities that the Fund may invest in by including only those securities that are principal investments of the Fund.

Response: The requested change has been made.

Fixed Income Fund

13.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please confirm whether foreign investments are a principal investment strategy for the Fund, and if this is the case, please confirm why the Barclays Capital U.S. Aggregate Bond Index, which is comprised primarily of U.S. investments, is an appropriate performance benchmark for the Fund.

Response: The Trust notes that, while investing in securities of foreign issuers is a principal investment strategy for the Fund, the vast majority of the Fund’s investments are in U.S. securities, and therefore the Barclays Capital U.S. Aggregate Bond Index is an appropriate performance benchmark for the Fund.

14.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” in the third paragraph, please consider revising the list of the types of securities that the Fund may invest in by including only those securities that are principal investments of the Fund.

Response: The requested change has been made.

Mid-Cap Fund

15.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider revising the definition of “mid-capitalization companies” to be consistent with investor expectations of the term.

Response: The Trust believes that the definition of “mid-capitalization companies” currently used by the Mid Cap Fund is consistent with investor expectations and industry practice. Nonetheless, the Trust will revise the Fund’s definition of mid-capitalization companies as follows: The term “mid-capitalization companies” generally refers to a company whose market capitalization is between $263 million and $6 billion at the time of purchase.

Balanced Fund

16.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” in the second paragraph, please explain the investment style(s) that the Fund uses in managing the equity and fixed income portions of the Fund’s portfolio.

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda